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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____________)*


                          MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58606R403
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID GERBER
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                OCTOBER 16, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------
CUSIP No.  58606R403
----------------------------------


================================================================================

    1      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Great Point Partners, LLC
--------------------------------------------------------------------------------

    2      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) |_|
           (b) |_|
--------------------------------------------------------------------------------

    3      SEC Use Only
--------------------------------------------------------------------------------

    4      Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

    6      Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

          Number of Shares          7    Sole Voting Power  -0-
                                    --------------------------------------------

        Beneficially Owned by       8    Shared Voting Power  12,840,823
                                    --------------------------------------------

     Each Reporting Person With     9    Sole Dispositive Power  -0-
                                    --------------------------------------------

                                    10   Shared Dispositive Power  12,840,823
--------------------------------------------------------------------------------

    11     Aggregate Amount Beneficially Owned by Each Reporting Person
           12,840,823
--------------------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

    13     Percent of Class Represented by Amount in Row (11)  20.0%
--------------------------------------------------------------------------------

    14     Type of Reporting Person (See Instructions)

                  OO
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

================================================================================

----------------------------------
CUSIP No.  58606R403
----------------------------------


================================================================================

    1      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Dr. Jeffrey R. Jay, M.D.
--------------------------------------------------------------------------------

    2      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) |_|
           (b) |_|
--------------------------------------------------------------------------------

    3      SEC Use Only
--------------------------------------------------------------------------------

    4      Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

    6      Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------

          Number of Shares          7    Sole Voting Power  -0-
                                    --------------------------------------------

        Beneficially Owned by       8    Shared Voting Power  12,840,823
                                    --------------------------------------------

     Each Reporting Person With     9    Sole Dispositive Power  -0-
                                    --------------------------------------------

                                    10   Shared Dispositive Power  12,840,823
--------------------------------------------------------------------------------

    11     Aggregate Amount Beneficially Owned by Each Reporting Person
           12,840,823
--------------------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

    13     Percent of Class Represented by Amount in Row (11)  20.0%
--------------------------------------------------------------------------------

    14     Type of Reporting Person (See Instructions)

                  IN
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

================================================================================

----------------------------------
CUSIP No.  58606R403
----------------------------------


================================================================================

    1      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Biomedical Value Fund, L.P.
--------------------------------------------------------------------------------

    2      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) |_|
           (b) |_|
--------------------------------------------------------------------------------

    3      SEC Use Only
--------------------------------------------------------------------------------

    4      Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

    6      Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

          Number of Shares          7    Sole Voting Power  -0-
                                    -------------------------------------------

        Beneficially Owned by       8    Shared Voting Power  6,934,044
                                    -------------------------------------------

     Each Reporting Person With     9    Sole Dispositive Power  -0-
                                    -------------------------------------------

                                    10   Shared Dispositive Power  6,934,044
--------------------------------------------------------------------------------

    11     Aggregate Amount Beneficially Owned by Each Reporting Person
           6,934,044
--------------------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

    13     Percent of Class Represented by Amount in Row (11)  11.0%
--------------------------------------------------------------------------------

    14     Type of Reporting Person (See Instructions)

                  PN
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

================================================================================

----------------------------------
CUSIP No.  58606R403
----------------------------------


================================================================================

    1      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Biomedical Offshore Value Fund, Ltd.
--------------------------------------------------------------------------------

    2      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) |_|
           (b) |_|
--------------------------------------------------------------------------------

    3      SEC Use Only
--------------------------------------------------------------------------------

    4      Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

    6      Citizenship or Place of Organization  Cayman Islands
--------------------------------------------------------------------------------

          Number of Shares          7    Sole Voting Power  -0-
                                    -------------------------------------------

        Beneficially Owned by       8    Shared Voting Power  5,906,779
                                    -------------------------------------------

     Each Reporting Person With     9    Sole Dispositive Power  -0-
                                    -------------------------------------------

                                    10   Shared Dispositive Power  5,906,779
--------------------------------------------------------------------------------

    11     Aggregate Amount Beneficially Owned by Each Reporting Person
           5,906,779
--------------------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

    13     Percent of Class Represented by Amount in Row (11)  9.4%
--------------------------------------------------------------------------------

    14     Type of Reporting Person (See Instructions)

                  OO
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

================================================================================

ITEM 1.           SECURITY AND ISSUER

                  The title and class of equity securities to which this statement relates is Common Stock, par value $.001 per share.

                  The name and address of the principal executive offices of the issuer is

                  Memory Pharmaceuticals Corp.
                  100 Philips Parkway
                  Montvale, NJ 07645

ITEM 2.           IDENTITY AND BACKGROUND

                  The identify and background of the persons filing this statement is as follows:

                  Biomedical Value Fund, L.P. ("BMVF") is a Delaware limited partnership with its principal offices at 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

                  Biomedical Offshore Value Fund, Ltd. ("BOVF") is an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands with its principal office at P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands CJ08.

                  Great Point Partners LLC ("Great Point") is a Delaware limited liability company, with its principal offices at 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

                  Dr. Jeffrey R. Jay ("Dr. Jay") is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Dr. Jay is a citizen of the United States and senior managing member of Great Point.

                  None of the Reporting Persons was during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  BMVF used its own funds to purchase 5,277,966 shares of Common Stock of the issuer and a Warrant to acquire 1,656,078 shares of Common Stock. BMVF intends to use its own funds to exercise the Warrant, to the extent it is exercised.

                  BOVF used its own funds to purchase 4,496,046 shares of Common Stock of the issuer and a Warrant to acquire 1,410,733 shares of Common Stock. BOVF intends to use its own funds to exercise the Warrant, to the extent it is exercised.

                  See Item 5 below for information with respect to Great Point and Dr. Jay.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the acquisition of the securities of the issuer was for investment. See Item 6 below for additional information.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  BMVF owns in the aggregate 6,934,044 shares of Common Stock of the issuer, of which 1,656,078 shares are issuable upon exercise of a Warrant. Such shares in the aggregate constitute 11.0% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

                  BOVF owns in the aggregate 5,906,779 shares of Common Stock of the issuer, of which 1,410,733 shares are issuable upon exercise of a Warrant. Such shares in the aggregate constitute 9.4% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

                  Great Point is the investment manager of each of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Dr. Jay as senior managing member of Great Point has shared voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of such shares. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  BMVF and BOVF acquired the Common Stock and Warrants of the issuer described above pursuant to a Stock Purchase Agreement, dated as of October 5, 2006 (the "Agreement"). Each Warrant entitles the holder thereof to purchase a share of Common Stock at an exercise price of $1.33. The issuer has agreed to file a registration statement with the Securities and Exchange Commission registering the Common Stock and the shares issuable upon exercise of the Warrants no later than 30 days following the closing. Pursuant to the Agreement, upon receipt of shareholder approval as required by Nasdaq rules, BMVF and BOVF will purchase additional shares of Common Stock and Warrants from the issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are filed as exhibits and are incorporated by reference to the issuer's Form 8-K, filed by the issuer on October 5, 2006.

EXHIBIT DESCRIPTION

10.1 Securities Purchase Agreement, dated October 5, 2006, by and among Memory Pharmaceuticals Corp. and the purchasers listed on Exhibit A-1 and A-2 thereto. (Exhibit 10.1 to the Form 8-K).

10.2 Form of Memory Pharmaceuticals Corp. Warrant. This is the form of two substantially identical warrants to be issued to BMVF and BOVF. (Included in the Securities Purchase Agreement filed as Exhibit 10.1 to the Form 8-K).

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 23, 2006

                                      Biomedical Value Fund, L.P.

                                      By:  Great Point GP, LLC, its general
                                           partner

                                      By:  /s/ DR. JEFFREY R. JAY
                                         ---------------------------------------
                                           Name:  Dr. Jeffrey R. Jay
                                           Title:  Senior Managing Member



                                      Biomedical Offshore Value Fund, Ltd.

                                      By:  Great Point GP, LLC, its investment
                                           manager

                                      By:  /s/ DR. JEFFREY R. JAY
                                         ---------------------------------------
                                           Name:  Dr. Jeffrey R. Jay
                                           Title:  Senior Managing Member



                                      Great Point Partners, LLC

                                      By:  /s/ DR. JEFFREY R. JAY
                                         ---------------------------------------
                                           Name:  Dr. Jeffrey R. Jay
                                           Title:  Senior Managing Member



                                           /s/ DR. JEFFREY R. JAY
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, individually

                                                                       EXHIBIT A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

         (ii)     Each of them is responsible for the timely filing of such
                  Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:    October 23, 2006


                                      Biomedical Value Fund, L.P.

                                      By:  Great Point GP, LLC, its general
                                           partner

                                      By:  /s/ DR. JEFFREY R. JAY
                                         ---------------------------------------
                                           Name:  Dr. Jeffrey R. Jay
                                           Title:  Senior Managing Member


                                      Biomedical Offshore Value Fund, Ltd.

                                      By:  Great Point GP, LLC, its investment
                                           manager

                                      By:  /s/ DR. JEFFREY R. JAY
                                         ---------------------------------------
                                               Name:  Dr. Jeffrey R. Jay
                                               Title:  Senior Managing Member


                                      Great Point Partners, LLC

                                      By:  /s/ DR. JEFFREY R. JAY
                                         ---------------------------------------
                                           Name:  Dr. Jeffrey R. Jay
                                           Title:  Senior Managing Member


                                           /s/ DR. JEFFREY R. JAY
                                      ------------------------------------------
                                      Dr. Jeffrey R. Jay, individually